UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                  Coinstar Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                19259P300
                                  ------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of  7 Pages
-------------------------                              -------------------------

CUSIP No. 19259P300       13G                     Page  2  of  7  Pages
          -------------                                     ---     ---
-------------------------                              -------------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Canadian Imperial Bank of Commerce
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER
                            		-0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,018,751
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                	 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            		1,018,751
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           		1,018,751
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           		6.70%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           		CO

---------- ---------------------------------------------------------------------
-------------------------                              -------------------------
CUSIP No. 19259P300         13G                     Page  3  of  7  Pages
          -------------                                     ---     ---
-------------------------                              -------------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CIBC Wood Gundy Ventures Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER
                                         -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALL	Y	1,018,751
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 	-0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

  			1,018,751
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           			1,018,751
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           		6.70%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           		CO

Page  4  of  7  Pages

Item 1(a):                   Name of Issuer:
----------                   ---------------
                             Coinstar Inc.  (the "Company")

Item 1(b):                   Address of Issuer's Principal Executive Offices:
----------                   ------------------------------------------------
                              1800 114th Avenue SE
 Bellevue,  Washington

Item 2(a)                    Name of Person Filing:
---------                    ----------------------
                             Canadian Imperial Bank of Commerce ("CIBC"),
		on its behalf and on behalf of CIBC Wood Gundy
		Ventures Inc.

Item 2(b):                   Address of Principal Business Office:
----------                   -------------------------------------
                             Commerce Court
                             Toronto, Canada M5L 1A2

Item 2(c):                   Citizenship:
----------                   ------------
                             CIBC is a bank organized under the Bank Act of Canada.

Item 2(d):                   Title of Class of Securities:
----------                   -----------------------------
                             Common Stock

Item 2(e):                   CUSIP Number:
----------                   -------------
                             19259P300

Item 3:                      If the reporting person is an investment advisor
-------                      in accordance  with ss.  240.13d-1(B)(1)(ii)(E),
                             check this box [ ]

Item 4:                      Ownership:
-------                      ----------
                             CIBC may be deemed to beneficially own 1,018,751 shares of the Company's Common Stock, par value $.001 per share (the "Common Stock"), which are directly held by CIBC Wood Gundy Ventures Inc., a subsidiary of CIBC. CIBC may be deemed to share the voting and dispositive power with respect to such Securities.

                             (a) 1,018,751 shares of Common  Stock,  as of
                                  the date of this Statement.

                             (b)  6.70%



                 Page  5  of  7  Pages
                             (c)  (i)    -0-

                                  (ii)   1,018,751

                                  (iii)  -0-

                                  (iv)   1,018,751



Item 5:                      Ownership of Five Percent or Less of a Class:
-------                      ---------------------------------------------
                             Not applicable.


Item 6:                      Ownership of More than Five Percent on Behalf of
-------                      ------------------------------------------------
                             Another Person:
                             ---------------
                             As reported above, CIBC may be deemed to have direct or indirect voting and/or investment discretion over 1,018,751shares of the Company's Common Stock which are held for the benefit of its subsidiary, CIBC Wood Gundy Ventures Inc, which entity has the right to receive dividends as
                             well   as  the   proceeds   from   sale  of  the
                             Securities.

Item 7:                      Identification   and   Classification   of   the
-------                      ------------------------------------------------
                             Subsidiary  Which  Acquired the  Security  Being
                             ------------------------------------------------
                             Reported on By the Parent Holding Company:
                             ------------------------------------------
                            Not Applicable

Item 8:                      Identification and Classification of
-------                      ------------------------------------
                             Members of the Group:
                             ---------------------
                             Not applicable.

Item 9:                      Notice of Dissolution of Group:
-------                      -------------------------------
                             Not applicable.

Item 10:                     Certification:
--------                     --------------
                             Not applicable.




                          Page  6  of  7  Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999


                                             CANADIAN IMPERIAL BANK OF COMMERCE



                                             By: /s/ Patricia A. Bourdon
                                                 ------------------------------
                                                  Name:  Patricia A. Bourdon
                                                  Title: Assistant Secretary







Page  7  of  7  Pages

	EXHIBIT I

The undersigned hereby acknowledges and agrees that a report on Schedule 13G being filed by Canadian Imperial Bank of Commerce on or about the date hereof, relating to the common stock of Coinstar Inc. is filed on behalf of the undersigned.


DATED:  February 26, 1999

	CIBC WOOD GUNDY VENTURES INC.

	By: _/s/ Robi Blumenstein_____________________
		Robi Blumenstein
		Managing Director